INVEST IN **PROLIFIC BREWING COMPANY**

Family, friends, perfect atmosphere, and beer. What more do you need?



PROLIFIC BREWING COMPANY

prolificbrewingcompany.com Murrieta CA



Alcohol & Vice | Brick & Mortar | Brewery

LEAD INVESTOR

Laurra Davis Laurra Davis

When we heard our friends had a dream of opening a craft brewery we were beyond excited for them! Our Family is honored to be a part of the Prolific Brewing Company and so happy to support our friends' dreams. We have become quite accustomed to the local craft brews in Alaska and love what we have tried from Prolific so far (can't wait to try more). We believe in their vision and eagerly anticipate seeing what the years to come will hold. Cheers!

Invested $20,000 this round

Highlights

1. Award-Winning product
2. Our Hands Full IPA Won 1st Place America's Finest City Homebrew Competition
3. Our Hands Full IPA took 2nd Place California State Homebrew Competition
4. 7 Years of brewing experience, 8 Years of manufacturing experience
5. 2000+ social media followers within a year of launch, plus multiple collaborations within community
6. A growing craft brewery industry in California with 840+ breweries
7. 8900+ Breweries Nationally

Our Team



Evan Kadow Co-Founder / Chief Brewing Officer

Head of manufacturing/production for Automotive OEM 6 years. Increased production throughput by 130% and quality by 70% while reducing overall time to produce. Gold medal winning IPA in the San Diego Region and Red Ribbon Winner in CA State.

We are passionate about beer. The art of designing a beer. The craft of making beer. The joys of drinking beer. All of it. We love crafting a product that brings a smile to peoples faces. We want to create a space that allows adults to enjoy themselves while in the company of friends and family.



Eric Bovich Co-Founder / Chief Revenue Officer

Launched new branded platforms with 12 companies. (AAV $2,000,000 ea) Worked with C-suite of INC 500 companies to develop new and innovative products for their companies. Sales Manager for over 10 years



Aubrey Kadow Co-Founder / Director of Marketing



Tyler Bovich Co-Founder / Director of Hospitality

Pitch



Bites
Beer
Brew

Industry Data



2019 Craft Brewer Barrels Produced
26,347,950
Barrels produced by craft brewers
U.S. sold = 26,081,405 barrels
2015 24.2 M
2016 24.3 M
2017 25.0 M
2018 25.5 M
2019 26.3 M
2019 U.S. Operating Craft Breweries
8,275
Taproom: 2,966
Brewpub: 3,011
Micro: 2,058
Regional: 240
2015: 4,670
2016: 5,622
2017: 6,661
2018: 7,582



SMALL & INDEPENDENT
U.S. CRAFT BREWER
2019
GROWTH IN THE BEER CATEGORY
2019 Volume Share for Craft Brewers
12.5%
2017
13.0%
2018
13.6%
2019
2019 Craft Retail Dollar Value Growth
$29.3 billion
(6% growth over 2018)
Craft dollar share = 25.2%
2019 Craft Brewer Volume Growth
4% Growth
Total beer market down 2%*
Total beer volume = 191,200,000 barrels
(down from 194,300,000)

Industry Data

State Craft Brewery Growth

- In 2017, California had 764 craft breweries. In 2018, California had 841 craft breweries.
- In 2018, California produced 3,421,295 barrels of beer - ranking them 2nd nationwide for production.
- Califom a has 2.9 Breweries Per 100,000 21+ Adults - ranking them 28th nationwide.
- The average adult in California consumes 3.6 gallons of beer per year - ranking them 16th nationwide

Market Analysis						
Potential Customers	Avg Growth	2019	2020	2021	2022	2023
Age 21 - 84 - Murrieta	8.7%	66,900	72 720	79,047	85,924	93,399
Age 21 - 84 - Temecula	5.3%	64,960	68 403	72,028	75,846	79,866
Age 21 - 84 - Menifee	5.0%	54,273	56 987	59,836	62,828	65,969
Total	**6.3%**	**186,133**	**197,921**	**210,456**	**223,785**	**237,958**

3 Year Forecast

Sales



Profit Analysis
2000000
Revenue



Forward looking projections cannot be guaranteed.

3 Year Forecast



Production

Forward looking projections cannot be guaranteed.

Kitchen Yearly Forecast

200 seat Capacity	Monday - Friday				Saturday & Sunday		
	8am-11am	11am-4pm	4pm-9pm		8am-11am	11am-4pm	4pm-9pm
Avg Customer	50	125	250		50	120	200
Avg Check	$8.00	$12.00	$12.00		$8.00	$12.00	$12.00
Revenue	$400.00	$1,500.00	$3,000.00		$400.00	$1,440.00	$2,400.00
Labor	$80.00	$300.00	$600.00		$80.00	$288.00	$480.00
Food Cost	$140.00	$525.00	$1,050.00		$140.00	$504.00	$840.00
Profit	$180.00	$675.00	$1,350.00		$180.00	$648.00	$1,080.00
Week Total Avg Customer	425				370		
Week Total Avg Check	$11.53				$11.46		
Week Total Revenue	$4,900.00				$4,240.00		
Week Total Labor	$980.00				$848.00		
Week Total Food Cost	$1,715.00				$1,484.00		
Week Total Profit	$2,205.00				$1,908.00		
Average Weekly Customer	795						
Average Weekly Revenue	$9,140.00						
Average Weekly Labor	$1,828.00	Based off 20% per check					
Average Weekly Food Cost	$3,199.00	Based off 35% per check					
Average Weekly Profit	$4,113.00	Based off 45% per check					
Average Yearly Customer	9540						
Average Yearly Revenue	$109,680.00						
Average Yearly Labor	$21,936.00	Based off 20% per check					
Average Yearly Food Cost	$38,388.00	Based off 35% per check					
Average Yearly Profit	$49,356.00	Based off 45% per check					

Coffee Yearly Forecast

200 seat Capacity	Monday - Friday				Saturday & Sunday		
	8am-11am	11am-4pm	4pm-9pm		8am-11am	11am-4pm	4pm-9pm
Avg Customer	125	25	0		80	20	0
Avg Check	$5.00	$5.00	$-		$5.00	$5.00	$-
Revenue	$625.00	$125.00	$-		$400.00	$100.00	$-
Labor	$125.00	$25.00	$-		$80.00	$20.00	$-
Coffee Cost	$187.50	$37.50	$-		$120.00	$30.00	$-
Profit	$312.50	$62.50	$-		$200.00	$50.00	$-
Week Total Avg Customer	150				100		
Week Total Avg Check	$5.00				$5.00		
Week Total Revenue	$750.00				$500.00		
Week Total Labor	$150.00				$100.00		
Week Total Food Cost	$225.00				$150.00		
Week Total Profit	$375.00				$250.00		
Average Weekly Customer	250						
Average Weekly Revenue	$1,250.00						
Average Weekly Labor	$250.00	Based off 20% per check					
Average Weekly Food Cost	$375.00	Based off 30% per check					
Average Weekly Profit	$625.00	Based off 50% per check					
Average Yearly Customer	3000						
Average Yearly Revenue	$15,000.00						
Average Yearly Labor	$3,000.00	Based off 20% per check					
Average Yearly Food Cost	$4,500.00	Based off 30% per check					
Average Yearly Profit	$7,500.00	Based off 50% per check					

Start Up Costs

Startup Requirements	
Startup Expenses	
Building Upfitting Expenses	$300,000
Incidental Expenses	$150,000
Licenses & Permitting Expenses	$8,000
Marketing Expenses	$2,000
Professional Service Expenses	$15,000
Rent Expenses	$16,000
Warehouse Expenses	$9,000
Two years of start up capital for ingredients, labor, consumables, buffer	$350,000
Total Startup Expenses	$850,000
Startup Assets	
Other Current Assets	$20,000
Long-term Assets	$330,000
Total Assets	$350,000
Total Requirements	$1,200,000

Expansion Plans(3-7 Years)


3-5 years
Second Taproom within distribution distance of production facility
Production Brewery, brewpub, coffee house
Third Taproom within distribution distance of production facility
5-7 years
Second Production Brewery out of state, brewpub, coffee house
Fourth Taproom, production distillery, Smokehouse

Forward looking projections cannot be guaranteed.

Payback Plan

Invested		Year 1	Year 2	Year 3	Year 4	Year 5	Total
$ 75,000.00	30.0%	$ 27,537.11	$ 35,507.39	$ 48,615.08	$ 38,340.42	$ -	$ 150,000.00
$ 50,000.00	20.0%	$ 18,358.07	$ 23,671.59	$ 32,410.05	$ 25,560.28	$ -	$ 100,000.00
$ 25,000.00	10.0%	$ 9,179.04	$ 11,835.80	$ 16,205.03	$ 12,780.14	$ -	$ 50,000.00
$ 20,000.00	8.0%	$ 7,343.23	$ 9,468.64	$ 12,964.02	$ 10,224.11	$ -	$ 40,000.00
$ 15,000.00	6.0%	$ 5,507.42	$ 7,101.48	$ 9,723.02	$ 7,668.08	$ -	$ 30,000.00
$ 10,000.00	4.0%	$ 3,671.61	$ 4,734.32	$ 6,482.01	$ 5,112.06	$ -	$ 20,000.00
$ 5,000.00	2.0%	$ 1,835.81	$ 2,367.16	$ 3,241.01	$ 2,556.03	$ -	$ 10,000.00
$ 2,500.00	1.0%	$ 917.90	$ 1,183.58	$ 1,620.50	$ 1,278.01	$ -	$ 5,000.00
$ 1,000.00	0.4%	$ 367.16	$ 473.43	$ 648.20	$ 511.21	$ -	$ 2,000.00
$ 500.00	0.2%	$ 183.58	$ 236.72	$ 324.10	$ 255.60	$ -	$ 1,000.00
$ 250.00	0.1%	$ 91.79	$ 118.36	$ 162.05	$ 127.80	$ -	$ 500.00

Investment Perks

- **$250 – Swag(Hat + Shirt) + $20 Gift Card**
- **$500 – Beer Glass + Swag(Hat + Shirt) + $20 Gift Card**
- **$1,000 – Beer Glass + Swag(Hat + Shirt) + $100 Gift Card**
- **$2,500 – Beer Glass + Swag(Hat + Shirt) + 10% off in Brewpub(1 person) + $50 Gift Card Annually**
- **$5,000 – Beer Glass + Swag(Hat + Shirt) + 10% off in Brewpub(2 People) + $100 Gift Card Annually**
- **$10,000 – Beer Glass + Swag(Hat + Shirt) + 10% off in Brewpub(2 People) + $200 Gift Card Annually + Annual Swag**
- **$20,000 – Beer Glass + Swag(Hat + Shirt) + Brewday with the Founders + Name a Beer(founders have exclusive Veto rights), 10% off in Brewpub(2 people) + $300 Gift Card Annually + Annual Swag(2 people)**